EXHIBIT 99.1

Almaden Announces Results of Annual General Meeting

VANCOUVER, British Columbia, June 30, 2020 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden" or the "Company"; TSX: AMM; NYSE American: AAU) is pleased to announce the results of its Annual General Meeting (“AGM”) held on June 30, 2020.

All of the matters submitted to the shareholders for approval as set out in the Company's Notice of Meeting and Information Circular were approved by the requisite majority of votes cast at the AGM.

The details of the voting results for the election of directors are set out below:

Nominee	Votes For		Votes Withheld
Duane Poliquin	33,206,443	(99.13%)	292,806	(0.87%)
Morgan Poliquin	33,211,942	(99.14%)	287,307	(0.86%)
Gerald G. Carlson	33,199,552	(99.11%)	299,697	(0.89%)
John (Jack) McCleary	33,179,157	(99.04%)	320,092	(0.96%)
Elaine Ellingham	33,129,647	(98.90%)	369,602	(1.10%)
Mark T. Brown	25,022,939	(74.70%)	8,476,310	(25.30%)
William J. Worrall	33,121,523	(98.87%)	377,726	(1.13%)

A total of 62,186,231 common shares, representing 53.04% of the votes attached to all outstanding shares as at the record date for the Meeting, were represented at the AGM.

Shareholders also approved the appointment of Davidson & Company LLP as auditors of the Company for the ensuing year, approved the unallocated options, rights and other entitlements under the Company’s stock option plan, and approved the reconfirmation of the Company’s shareholder rights plan.

Final results for all matters voted on at the AGM will be filed on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, and on the Company's website.

About Almaden
Almaden Minerals Ltd. owns 100% of the Ixtaca project in Puebla State, Mexico, subject to a 2.0% NSR royalty held by Almadex Minerals Ltd. The Ixtaca Gold-Silver Deposit was discovered by Almaden in 2010.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/